Exhibit 99.1

Sendas Distribuidora S.A.

Condensed Interim Financial Statements as

of September 30, 2022

Sendas Distribuidora S.A.

Condensed Interim Financial Statements

September 30, 2022

Sendas Distribuidora S.A.

Condensed interim statement of operations and comprehensive income

For the nine-month period ended September 30, 2022

(In millions of Brazilian Reais, except earnings per share)

		For the nine-month period ended September 30,
	Notes	2022	2021

Net operating revenue	20	38,566	30,342
Cost of sales	21	(32,341)	(25,186)
Gross profit		6,225	5,156
Operating expenses, net
Selling expenses	21	(2,997)	(2,371)
General and administrative expenses	21	(572)	(456)
Depreciation and amortization		(649)	(461)
Share of profit of associates	10	34	41
Other operating expenses, net	22	(59)	(30)
Operating profit		1,982	1,879
Financial revenues	23	217	140
Financial expenses	23	(1,287)	(583)
Net financial result		(1,070)	(443)

Income before income taxes		912	1,436

Income tax and social contribution	18.1	(98)	(353)

Net income - Total controlling shareholders		814	1,083
Other comprehensive income
Items that may be subsequently reclassified to the statement of operations
Fair value of expected credit loss		(3)	-
Income tax effect		1	-
Other comprehensive income for the period		(2)	-
Total comprehensive income for the period		812	1,083

Net income for the period		812	1,083
		812	1,083

Total comprehensive income		2	-
		814	1,083

Basic earnings per share attributable to controlling shareholders (in Reais - R$)	24	0.604492	2.324560

Diluted earnings per share attributable to controlling shareholders (in Reais - R$)	24	0.601392	2.321200

The accompanying notes are integral part of the condensed interim financial statements.

Sendas Distribuidora S.A.

Condensed interim balance sheet

As of September 30, 2022

(In millions of Brazilian Reais)

		As of
	Notes	September 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	5	4,210	2,550
Trade receivables	6	454	265
Inventories	7	6,047	4,380
Recoverable taxes	8	1,141	876
Derivative financial instruments	14.6	17	4
Dividends receivable		-	16
Other accounts receivable		51	59
Other current assets		102	72
		12,022	8,222

Assets held for sale	26	242	550

Total current assets		12,264	8,772

Non-current assets
Recoverable taxes	8	911	770
Deferred income tax and social contribution	18.2	23	45
Derivative financial instruments	14.6	105	28
Related parties	9.1	264	114
Restricted deposits for legal proceedings	15.7	71	119
Other non-current assets		8	10
Investments	10	823	789
Property, plant and equipment	11.1	16,935	10,320
Intangible assets	12	5,018	1,887
Total non-current assets		24,158	14,082

Total assets		36,422	22,854

The accompanying notes are integral part of the condensed interim financial statements.

Sendas Distribuidora S.A.

Condensed interim balance sheet

As of September 30, 2022

(In millions of Brazilian Reais)

		As of
	Notes	September 30, 2022	December 31, 2021

Current liabilities
Trade payables, net	13	9,263	5,942
Borrowings and financing	14.6	323	433
Debentures and promissory notes	14.6	510	180
Payroll and related taxes		616	425
Lease liabilities	16.1	375	244
Related parties	9.1	1,340	368
Taxes payable		198	158
Income tax and social contribution payable		24	-
Deferred revenues	17	245	356
Dividends payable		-	168
Other current liabilities		599	370
Total current liabilities		13,493	8,644

Non-current liabilities
Trade payables, net	13	704	-
Borrowings and financing	14.6	1,238	1,154
Debentures and promissory notes	14.6	10,064	6,266
Provision for legal proceedings	15	159	205
Related parties	9.1	82	-
Lease liabilities	16.1	7,041	3,807
Deferred revenues	17	33	-
Other non-current liabilities		13	12
Total non-current liabilities		19,334	11,444

Shareholders´ equity
Share capital	19.1	1,258	788
Capital reserve		29	18
Earnings reserves		2,311	1,961
Other comprehensive income		(3)	(1)
Total shareholders’ equity		3,595	2,766

Total liabilities and shareholders´ equity		36,422	22,854

The accompanying notes are integral part of the condensed interim financial statements.

Sendas Distribuidora S.A.

Condensed interim statements of changes in shareholders´ equity

For the nine-month period ended September 30, 2022

(In millions of Brazilian Reais)

			Earnings reserves					Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive granted	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2020	761	4	152	-	-	430	-	-	1,347
Other comprehensive income
Net income for the period	-	-	-	-	-	-	1,083	-	1,083
Comprehensive income for the period	-	-	-	-	-	-	1,083	-	1,083
Capital contribution	26	-	-	-	-	-	-	-	26
Stock options granted	-	9	-	-	-	-	-	-	9
Interest on own capital	-	-	-	-	-	(63)	-	-	(63)
As of September 30, 2021	787	13	152	-	-	367	1,083	-	2,402
As of December 31, 2021	788	18	157	-	709	1,095	-	(1)	2,766
Other comprehensive income				-
Net income for the period	-	-	-	-	-	-	814	-	814
Fair value of expected credit loss	-	-	-	-	-	-	-	(3)	(3)
Income tax and social contribution of other comprehensive income	-	-	-	-	-	-	-	1	1
Comprehensive income for the period	-	-	-	-	-	-	814	(2)	812
Capital contribution (note 19.1)	6	-	-	-	-	-	-	-	6
Capital contribution – capitalization of reserve (note 19.1)	464	-	-	-	-	(464)	-	-	-
Stock options granted	-	11	-	-	-	-	-	-	11
Tax incentive reserve (note 19.4)	-	-	-	-	540	-	(540)	-	-
Expansion reserve	-	-	-	631	-	(631)	-	-	-
As of September 30, 2022	1,258	29	157	631	1,249	-	274	(3)	3,595

The accompanying notes are integral part of the condensed interim financial statements.

Sendas Distribuidora S.A.

Condensed interim statements of cash flows

For the nine-month period ended September 30, 2022

(In millions of Brazilian Reais)

	For the period ended September 30,
	2022	2021
Cash flows from operating activities
Net income for the period	814	1,083
Net income for the period
Adjustments to reconcile net income for the period to net cash flows
Deferred income tax and social contribution	24	(32)
Loss (gain) on disposal of property, plant and equipment and leasing write-off	32	(14)
Depreciation and amortization	700	499
Financial charges	1,204	615
Share of profit of associate	(34)	(41)
Reversal of provision for legal proceedings	(23)	(18)
Provision for stock option	11	9
Provision for allowance for inventory losses and damages	280	210
Allowance for doubtful accounts	3	2
	3,011	2,313
Variations in operating assets and liabilities
Trade receivables	(191)	(54)
Inventories	(1,947)	(931)
Recoverable taxes	(406)	(133)
Restricted deposits for legal proceedings	48	13
Other assets	(21)	(161)
Trade payables, net	2,114	252
Payroll and related taxes	191	125
Related parties	101	107
Provision for legal proceedings	(36)	(40)
Taxes and social contributions payable	64	160
Deferred revenue	(78)	(146)
Dividends received	16	-
Other liabilities	38	(9)
Income tax and social contribution, paid	-	(374)
	(107)	(1,191)

Net cash generated by operating activities	2,904	1,122
Cash flow investment activities
Purchase of property, plant and equipment	(3,046)	(1,557)
Purchase of intangible assets	(629)	(38)
Proceeds from the sale of property, plant and equipment	-	211
Acquisition of assets held for sale	(250)	-
Proceeds from the sale of assets held for sale	485	-
Net cash used in investment activities	(3,440)	(1,384)
Cash flow financing activities
Capital contribution	6	26
Proceeds from borrowings and financing	3,560	4,353
Payment of borrowings and financing	(119)	(4,071)
Payment of interest of borrowings and financing	(426)	(297)
Dividends and interest on equity paid	(168)	(85)
Payment of lease liabilities	(625)	(311)
Payment of interest of lease liabilities	(32)	(4)
Net cash generated by (used in) financing activities	2,196	(389)
Net increase (decrease) in cash and cash equivalents	1,660	(651)
Cash and cash equivalents at the beginning of the period	2,550	3,532
Cash and cash equivalents at the end of the period	4,210	2,881

The accompanying notes are integral part of the condensed interim financial statements.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly-held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3) under ticker symbol “ASAI3” and on the New York Stock Exchange (NYSE) under ticker symbol “ASAI”. The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under the “ASSAÍ” brand. The Company’s registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of September 30, 2022, the Company operated 233 stores and 12 distribution centers in the five regions of the country, with operations in 23 states and in the Federal District.

The Company is a direct subsidiary of Wilkes Participações S.A. (“Wilkes”) and indirect subsidiary of Casino Guichard Perrachon.

1.1	Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and of Grupo Pão de Açúcar (“GPA”) approved the transaction for the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores operated by the Company under the ASSAÍ brand (the “Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements” (the “Agreement”), governing the transfer to the Company the exploitation rights of up to 70 commercial points located in several states in Brazil and the Federal District (17 properties owned by GPA and 53 properties owned by third parties), that was operated by GPA for a total amount of up to R$3,973, to be paid by the Company, in installments between December 2021 and January 2024, adjusted by CDI + 1.2% per year, which may also involve the acquisition by the Company of some store equipment.

On April 13, 2022, the Brazilian antitrust agency (“CADE”) issued a favorable opinion without restrictions on the sale of the 17 properties owned by GPA to the real estate investment fund Barzel Properties (“Fund”).

According to the Agreement, the closing of the transaction is subject to the fulfillment of certain precedent conditions, including, but not limited to, obtaining the prior consent of the property owners and discontinuance of the stores by GPA, with a deadline for the assignment of all commercial points to the Company by December 31, 2022. This transaction is not subject to approval by competition authorities.

Up to September 30, 2022, the Company and GPA signed the transfer of 46 commercial points in the amount of R$3,132 (20 commercial points as of December 31, 2021 in the amount of R$798) totaling 66 properties, including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast and Midwest regions and in the Federal District, which had fulfilled the precedent conditions, see notes 9, 12 and 13. The Company made the total payment of R$1,850 (R$850 on March 31, 2022 and R$1,000 on December 31, 2021) to GPA related to these acquisitions. Of the 17 properties owned by GPA that were recorded under “Assets held for sale”, 16 properties were sold to the Fund. The remaining balance related to 1 property is R$95 (R$403 as of December 31, 2021), see note 26.

On August 17, 2022, GPA’s Board of Directors, with Company’s Board of Directors consent, approved GPA’s Management to anticipate Company’s receivables through a sale of installments due between 2023 and 2024 with financial institution, see note 13.2.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

1.2	Impacts of the pandemic on the Company’s condensed interim financial statements

The Company has been monitoring the spread of COVID-19 (Coronavirus) and its impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

Accordingly, the Company performed a complete analysis in the condensed interim financial statements and updated the analyses of the Company’s ability to continue as a going concern. The main topics analyzed are described below:

●	The Company reviewed its budgets used for calculation of recoverable amounts of store assets and intangible assets as of December 31, 2021, and no significant reductions in revenues and in other lines of the statement of profit or loss indicating impairment of these assets were noted. Due to the uncertainty regarding the end of the pandemic and its macroeconomic effects, the Company assessed the existence of indication of impairment of assets. There were no new elements in the period ended September 30, 2022 indicating the need for the Company to review the asset impairment test;

●	The recoverable amount is determined by calculating the value in use, based on cash flow projections derived from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the assumptions updated for December 31, 2021. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% at December 31, 2020), and the cash flows exceeding three years are extrapolated, applying a growth rate of 6.60% at December 31, 2021 (4.62% at December 31, 2020). As a result of this analysis, the need for recording a provision for impairment of these assets was not identified;

●	We assessed the realization of the balances of trade receivables from credit card companies, customers, galleries in our stores and property rentals, and concluded that it is not necessary to record provisions for losses in addition to those already recorded;

●	For inventories, we do not foresee the need to make an adjustment for realization;

●	Financial instruments already reflect the market assumptions in their valuation and there are no additional exposures not disclosed in this condensed interim financial staments. The Company is not exposed to significant financing in US dollars;

●	Currently the Company does not foresee the need for additional funding; and

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

●	Finally, the costs necessary to adapt our stores for customer service were not significant.

In summary, according to Management’s estimates and with the monitoring of the impacts of the pandemic, including the Omicron variant, there are no effects that should be recorded in the Company’s condensed interim financial statements as of September 30, 2022 and there are no effects on the Company’s continuity and/ or estimates that would justify changes or recording of provisions in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, will make the appropriate disclosures.

2	Basis of preparation

The condensed interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, where applicable. All significant information related to the condensed interim financial statements, is being disclosed and is consistent with the information used by Management in managing the Company’s activities.

The condensed interim financial statements are presented in millions of Brazilian Reais (R$), which is the Company’s functional currency.

The condensed interim financial statements for the nine-month period ended September 30, 2022, were approved by the Board of Directors on November 28, 2022.

3	Significant accounting policies

The main accounting policies adopted by the Company in the preparation of the condensed interim financial statements are consistent with those adopted and disclosed in note 3 and in each corresponding note to the financial statements for the year ended December 31, 2021, and, therefore, they should be read together.

3.1	Standards, amendments and interpretation

In the quarter ended September 30, 2022, the new standards effective were assessed and produced no effects on the condensed interim financial statements; additionally, the Company did not early adopt the IFRS issued and not yet effective.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of the condensed interim financial statements requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

The significant assumptions and estimates applied in the preparation of the condensed interim financial statements for the nine-month period ended September 30, 2022, were the same as those adopted in the financial statements for the year ended December 31, 2021, as described in note 6 of the corresponding financial statements.

5	Cash and cash equivalents

	As of
	September 30, 2022	December 31, 2021
Cash and bank accounts	92	74
Cash and bank accounts – Abroad (*)	25	25
Financial investments (**)	4,093	2,451
	4,210	2,550

(*)	As of September 30, 2022, the Company had funds held abroad, of which R$25 in US Dollars (R$25 in US dollars on December 31, 2021).

(**)	As of September 30, 2022, the financial investments refer to repurchase and resale agreements and Bank Deposit Certificates – CDB, with a weighted average interest rate of 86.66% of the CDI – Interbank Deposit Certificate (109.64% of the CDI as of December 31, 2021) and redeemable in less than 90 days from the investment date, without loss of income.

6	Trade receivables

		As of
	Notes	September 30, 2022	December 31, 2021

Credit card operators	6.1	184	75
Credit card operators with related parties	9.1	92	24
Sales ticket and payment slips	6.2	154	118
Trade receivables with related parties	9.1	13	31
Trade receivables with suppliers/payment slips		19	23
		462	271
Provision for expected credit losses	6.3	(8)	(6)
		454	265

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables by their gross amount by maturity period is presented below:

			Overdue
	Total	Due	Less than 30 days	> 90 days
09/30/2022	462	460	1	1
12/31/2021	271	269	1	1

6.1	Credit card operators

The Company, through a cash management strategy, advances receivables from credit card operators, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$65 (R$56 on December 31, 2021); and (ii) payment slips R$89 (R$62 on December 31, 2021).

6.3	Provision for expected credit losses

	For the nine-month period ended September 30,
	2022	2021
At the beginning of the period	(6)	(4)
Additions	(25)	(23)
Reversals	23	21
At the end of the period	(8)	(6)

7	Inventories

		As of
	Notes	September 30, 2022	December 31, 2021
Stores		5,272	3,955
Distribution centers		1,306	878
Commercial agreements	7.1	(501)	(416)
Allowance for loss on inventory obsolescence and damages	7.2	(30)	(37)
		6,047	4,380

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

7.1	Commercial agreements

On September 30, 2022, the amount of unrealized commercial agreements, presented as a reduction of the inventory balance, totaled R$501 (R$416 on December 31, 2021).

7.2	Allowance for loss on inventory (obsolescence and damages)

	For the nine-month period ended September 30,
	2022	2021
At the beginning of the period	(37)	(51)
Additions	(294)	(221)
Reversals	14	11
Write-offs	287	240
At the end of the period	(30)	(21)

8	Recoverable taxes

		As of
	Notes	September 30, 2022	December 31, 2021

State VAT tax credits – ICMS	8.1	1,184	1,153
Social Integration Program and Contribution for Social Security Financing – PIS/COFINS	8.2	614	370
Social Security Contribution – INSS		164	54
Income tax and social contribution		71	61
Others		19	8
Total		2,052	1,646
Current		1,141	876
Non-current		911	770

8.1	ICMS – State VAT tax credits

Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

The refund process requires evidence through tax documents and digital files of the transactions carried out that generated the right to refund for the Company. Only after its ratification by state tax authorities and/or the compliance with specific ancillary obligations to support such evidence the credits can be used by the Company, which occur in periods after their generation.

As the number of items sold in the retail subject to tax replacement has increased continuously, the tax credit to be refunded by the Company has also increased. The Company has realized these credits with authorization for immediate offset in view of its operation, by obtaining a special regime and also by means of other procedures regulated by state rules.

With respect to credits that cannot yet be immediately offset, the Company’s management, according to a technical recovery study based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company’s Board of Directors. For the condensed interim financial statements as of September 30, 2022, the Company’s management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below.

Year	Amounts
Within 1 year	665
From 1 to 2 years	233
From 2 to 3 years	83
From 3 to 4 years	64
From 4 to 5 years	37
More than 5 years	102
Total	1,184

8.2	PIS and COFINS credit

On May 15, 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices.

The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis based on the same assumptions above.

●	Expected realization of PIS and COFINS credits

With respect to the recoverable PIS and COFINS credits, the Company’s Management, based on a technical recovery study considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company’s Board of Directors. For the condensed interim financial statements as of September 30, 2022, the Company’s management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, as shown in the table below:

Year	Amounts
Within 1 year	259
From 1 to 2 years	229
From 2 to 3 years	126
Total	614

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

9	Related Parties

9.1	Balances and related party transactions

	Assets balance				Liabilities balance				Transactions
	Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	For the nine-month period ended September 30, 2022	For the nine-month period ended September 30, 2021
Controlling shareholder
Wilkes Participações S.A.	-	-	-	-	-	-	2	2	(7)	(4)
Euris	-	-	-	-	-	-	1	1	(2)	(1)
Casino Guichard Perrachon	-	13	-	-	-	-	-	-	(39)	(37)
	-	13	-	-	-	-	3	3	(48)	(42)
Other related parties
GPA (i)	13	18	249	100	12	8	1,419	365	(298)	(104)
Compre Bem	-	-	-	-	-	-	-	-	-	(1)
Greenyellow	-	-	-	-	-	-	-	-	(25)	(21)
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	92	24	15	14	13	14	-	-	18	10
	105	42	264	114	25	22	1,419	365	(305)	(116)
Total	105	55	264	114	25	22	1,422	368	(353)	(158)

Current	105	55	-	-	25	22	1,340	368
Non-current	-	-	264	114	-	-	82	-

(i)	As of September 30, 2022, the amount recorded in other assets is substantially composed of R$161 related to balance receivable from the sale of assets and R$84 to the indemnification process agreed in the separation agreement between the companies occurred on December 14, 2020. The amount recorded in other liabilities is substantially composed of R$1,192 related to the acquisition of the commercial points and R$200 to the indemnification process and refunds agreed in the separation agreement between the parties.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

9.2	Management compensation

Expenses related to management compensation that were recorded in the Company’s statement of profit or loss in the periods ended September 30, 2022 and 2021 are as follows (amounts in thousands of reais):

	Base salary		Variable compensation		Stock option plan		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Board of director	28,504	21,896	-	-	4,306	5,408	32,810	27,304
Director and Executive officers	43,491	18,162	19,484	10,864	11,939	5,334	74,914	34,360
Fiscal council	455	202	-	-	-	-	455	202
	72,450	40,260	19,484	10,864	16,245	10,742	108,179	61,866

The stock option plan refers to the Company’s executive officers and has been recorded in the Company’s results. There are no other short-term or long-term benefits granted to members of the Company’s management.

10	Investments

The details of the Company’s joint venture at the end of September 30, are as follow:

			Participation in investments - %
			2022	2021
Group	Company	Country	Company
Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participação S.A.	Brazil	50.00	50.00

Breakdown

Amount
As of December 31, 2020	769
Share of profit of associates	41
As of September 30, 2021	810

Amount
As of December 31, 2021	789
Share of profit of associates	34
As of September 30, 2022	823

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

11	Property, plant and equipment

11.1	Rollforward

	As of December 31, 2021	Additions	Lease modification	Write-off	Depreciation	Transfer and others	As of September 30, 2022
Land	570	31	-	-	-	-	601
Buildings	656	188	-	-	(13)	(48)	783
Improvements	3,596	2,423	-	(25)	(202)	137	5,929
Equipment	828	428	-	(2)	(129)	71	1,196
Facilities	362	162	-	(4)	(25)	7	502
Furniture and appliances	416	132	-	(1)	(50)	74	571
Constructions in progress	235	477	-	(1)	-	(178)	533
Others	37	12	-	-	(12)	12	49
Subtotal	6,700	3,853	-	(33)	(431)	75	10,164
Lease - right of use:
Buildings	3,604	3,005	479	(10)	(244)	(75)	6,759
Equipment	16	-	-	-	(4)	-	12
Subtotal	3,620	3,005	479	(10)	(248)	(75)	6,771
Total	10,320	6,858	479	(43)	(679)	-	16,935

	As of December 31, 2020	Additions	Lease modification	Write-off	Depreciation	Transfer and others (i)	As of September 30, 2021
Land	481	191	-	(2)	-	(122)	548
Buildings	609	113	-	-	(11)	(137)	574
Improvements	2,598	809	-	(3)	(131)	(44)	3,229
Equipment	635	164	-	(2)	(94)	8	711
Facilities	269	61	-	-	(18)	1	313
Furniture and appliances	340	67	-	-	(38)	10	379
Constructions in progress	78	209	-	-	-	(83)	204
Others	37	4	-	-	(11)	7	37
Subtotal	5,047	1,618	-	(7)	(303)	(360)	5,995
Lease - right of use:
Buildings	2,423	364	359	(89)	(177)	4	2,884
Equipment	6	16	-	-	(4)	-	18
Subtotal	2,429	380	359	(89)	(181)	4	2,902
Total	7,476	1,998	359	(96)	(484)	(356)	8,897

(i)	In the period ended September 30, 2021, transfers of property, plant and equipment items to “Assets held for sale” in the amount of R$ 356 are recorded.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

11.2	Breakdown

	As of
	September 30, 2022			December 31, 2021
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	601	-	601	570	-	570
Buildings	907	(124)	783	767	(111)	656
Improvements	6,921	(992)	5,929	4,387	(791)	3,596
Equipment	1,865	(669)	1,196	1,373	(545)	828
Facilities	636	(134)	502	472	(110)	362
Furniture and appliances	840	(269)	571	635	(219)	416
Construction in progress	533	-	533	235	-	235
Others	139	(90)	49	115	(78)	37
	12,442	(2,278)	10,164	8,554	(1,854)	6,700
Finance lease
Buildings	8,007	(1,248)	6,759	4,566	(962)	3,604
Equipment	58	(46)	12	61	(45)	16
	8,065	(1,294)	6,771	4,627	(1,007)	3,620
Total Property, plant and equipment	20,507	(3,572)	16,935	13,181	(2,861)	10,320

11.3	Capitalization of interest on borrowings

Borrowing costs directly attributable to the acquisition, construction or production and interest of lease liabilities related to assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset, amounted to R$617 (R$19 as of September 30, 2021). The rate adopted to calculate the borrowing costs eligible for capitalization was 110.77% (130.76% as of September 30, 2021) of the CDI, corresponding to the effective interest rate of the borrowings obtained by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose are as follows:

	As of September 30,
	2022	2021
Additions	6,858	1,998
Leases	(3,005)	(380)
Capitalized interest	(617)	(19)
Financing of property, plant and equipment – Additions	(2,914)	(1,510)
Financing of property, plant and equipment – Payments	2,724	1,468
Total	3,046	1,557

Additions made by the Company refer to purchases of operating assets, purchases of land and buildings for expansion of activities, building of new stores and distribution centers, modernization of distribution centers, renovation of various stores, and investments in equipment and information technology.

The additions to and payments for property, plant and equipment items previously mentioned are presented to show only the purchases for the periods, in order to reconcile with the statement of cash flows and the total additions included in the table.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

11.5	Other information

On September 30, 2022, the Company recorded in the cost of sales and services the amount of R$51 (R$38 on September 30, 2021), relating to the depreciation of machinery, building and facilities of distribution centers.

12	Intangible Assets

	As of December 31, 2021	Additions	Amortizations	As of September 30, 2022
Goodwill	618	-	-	618
Softwares	75	11	(12)	74
Commercial rights (i)	1,136	3,141	(7)	4,270
Trade name	39	-	-	39
Subtotal	1,868	3,152	(19)	5,001
Lease - right of use:
Assets and rights	19	-	(2)	17
Subtotal	19	-	(2)	17
Total	1,887	3,152	(21)	5,018

	As of December 31, 2020	Additions	Amortizations	As of September 30, 2021
Goodwill	618	-	-	618
Softwares	70	12	(10)	72
Commercial rights	310	26	(5)	331
Trade name	39	-	-	39
Total	1,037	38	(15)	1,060

(i)	In the nine-month period ended September 30, 2022, the column Additions includes amounts related to the acquisition of the 46 commercial points of Extra Hiper stores, in the amount of R$3,132 (see note 1.1.).

	As of
	As of September 30, 2022			December 31, 2021
	Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount
Goodwill	871	(253)	618	871	(253)	618
Softwares	144	(70)	74	133	(58)	75
Commercial rights	4,300	(30)	4,270	1,160	(24)	1,136
Trade name	39	-	39	39	0	39
	5,354	(353)	5,001	2,203	(335)	1,868
Lease - right of use:
Assets and rights	27	(10)	17	28	(9)	19
Total of intangible assets	5,381	(363)	5,018	2,231	(344)	1,887

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 13.1 to the financial statements of December 31, 2021.

The Company monitored the plan used to assess impairment as of December 31, 2021 and concluded that no events occurred indicating impairment or the need for a new valuation as of September 30, 2022.

12.2	Additions to intangible assets for cash flow presentation purpose are as follows

	As of September 30,
	2022	2021
Additions	3,152	38
Acquisition of intangible assets – Additions	(3,132)	-
Acquisition of intangible assets - Payments	609	-
Total	629	38

13	Trade payables, net

		As of
	Notes	September 30, 2022	December 31, 2021
Product suppliers		7,664	6,422
Service providers		838	74
Service providers - related parties	9.1	25	22
Suppliers – Acquisition of Extra Hiper stores	13.2	1,911	-
Bonuses from suppliers	13.1	(471)	(576)
Total		9,967	5,942
Current		9,263	5,942
Non-current		704	-

13.1	Bonuses from suppliers

These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

13.2	Suppliers - Acquisition of Extra Stores

As mentioned in note 1.1, in September 2022, GPA concluded the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company’s management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms, and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amounts
	Notes	As of September 30, 2022	As of December 31, 2021
Financial assets
Amortized cost
Cash and cash equivalents	5	4,210	2,550
Related parties - assets	9.1	264	114
Trade receivables and other accounts receivable		164	169
Fair value through income
Financial instruments – hedge measured at fair value	14.6.1	122	32
Fair value through other comprehensive income
Accounts receivable with credit card companies and sales tickets		341	155
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities	9.1	(1,422)	(368)
Trade payables	13	(9,967)	(5,942)
Financing through acquisition of assets		(387)	(197)
Borrowings and financing	14.6.1	(1,220)	(1,210)
Debentures and promissory notes	14.7	(10,574)	(6,446)
Lease liabilities	16.1	(7,416)	(4,051)
Fair value through income
Borrowings and financing, including derivatives	14.6.1	(324)	(341)
Financial instruments – hedge measured at fair value	14.6.1	(17)	(36)
Net exposure		(26,226)	(15,571)

The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of which differ from the carrying amounts, are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the businesses of the Company

14.1.1	Credit Risk

●	Cash equivalents: In order to minimize the credit risk, the investment policies adopted establish investments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

●	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales is made with credit cards. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, mainly for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected loss balances.

The Company also incurs counterparty risk related to derivative instruments, this risk is mitigated by the policy of carrying out transactions according to policies approved by governance bodies.

There are no amounts receivable that individually account for more than 5% of the accounts receivable or revenues.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.1.2	Interest rate risk

The Company obtains borrowings and financing with major financial institutions in order to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

14.1.3	Foreign currency exchange rate risk

The fluctuations in the exchange rates may increase the balances of borrowings in foreign currency and for this reason the Company uses derivative financial instruments such as swaps to mitigate the foreign exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

The capital structure is as follows:

	As of
	September 30, 2022	December 31, 2021
Borrowings, financing, debentures and promissory notes	(12,135)	(8,033)
(-) Cash and cash equivalents	4,210	2,550
(-) Derivative financial instruments	122	32
Net debt	(7,803)	(5,451)
Shareholders´ equity	3,595	2,766
% Net debt over shareholders´ equity	217%	197%

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.1.5	Liquidity risk management

The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the maturity profile of the Company’s financial liabilities as of September 30, 2022.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	461	1,380	-	1,841
Debentures and promissory notes	1,158	8,931	5,903	15,992
Derivative financial instruments	209	259	(1,125)	(657)
Lease liabilities	1,186	5,192	11,615	17,993
Trade payable	9,263	704	-	9,967
Total	12,277	16,466	16,393	45,136

The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended September 30, 2022. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

14.2	Derivative financial instruments

	Notional value		Fair value
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021
Swap with hedge accounting
Hedge item (debt)	2,360	1,888	2,348	1,869
Long position
Hedge instrument - Fixed rate	106	106	54	60
Hedge instrument - USD + Fixed	282	282	271	281
Hedge instrument - CRI	1,972	1,500	2,023	1,528

Short position	(2,360)	(1,888)	(2,243)	(1,873)
Net hedge position	-	-	105	(4)

Realized and unrealized gains and losses on these contracts during the nine-month period ended September 30, 2022, are recorded as financial revenues or expenses, net and the balance receivable at fair value is R$105 (balance payable of R$4 as of December 31, 2021). The assets are recorded as “derivative financial instruments” and the liability as “borrowings and financing”.

The effects of the hedge at fair value through profit or loss for the period ended September 30, 2022 resulted in a gain of R$47, recorded under Cost of debt, see note 23 (gain of R$12 as of September 30, 2021).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.2.1	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The fair values are calculated based on projected future cash flow, using the future CDI curves released by B3, plus the operation spreads, and discounting them to present value using the same CDI curves released by B3.

The fair values of exchange coupon swaps versus CDI rate were obtained using the exchange rates effective at the reporting date and the rates projected by the market based on the currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

14.3	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario considered was, on the maturity date of each transaction, the market curves (currencies and interest) of B3.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect of sensitivity analysis, a deterioration of 5% and 10%, respectively, in the risk variables was considered, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate set was R$5.71 on the due date, and the weighted interest rate was 13.19% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

		Risk	Carrying	As of September 30,	Market projections
Transactions	Notes	(CDI Increase)	Amount	2022	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing	14.6.1	CDI + 1.48% per year	1,220	(1,227)	(482)	(493)	(503)
Borrowings and financing (fixed rate)	14.6.1	TR + 9.80% per year	52	(51)	(56)	(60)	(65)
Borrowings and financing (foreign currency)	14.6.1	USD + 1.06% per year	272	(271)	(23)	(37)	(52)
Debentures and promissory notes	14.6.1	CDI + 1.47% per year	10,574	(10,676)	(1,508)	(1,584)	(1,659)
Total net effect (loss)			12,118	(12,225)	(2,069)	(2,174)	(2,279)
Cash and cash equivalents	5	86.66% of CDI		4,210	574	602	631
Net exposure loss				(8,015)	(1,495)	(1,572)	(1,648)

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.4	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost the fair values of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is being disclosed in the condensed interim financial statements:

	Carrying amount		Fair value
	As of September 30, 2022	As of December 31, 2021	As of September 30, 2022	As of December 31, 2021	Level
Trade receivables with credit cards companies and sales vouchers	341	155	341	155	2
Swaps of annual rates between currencies	(17)	(11)	(17)	(11)	2
Interest rate swaps	2	4	2	4	2
Interest rate swaps - CRI	120	3	120	3	2
Borrowings and financing (fair value)	(324)	(341)	(324)	(341)	2
Borrowings and financing (amortized cost)	(11,794)	(7,656)	(11,621)	(7,372)	2
	(11,672)	(7,846)	(11,499)	(7,562)

There was no change between the fair value measurement levels in the period ended September 30, 2022.

Interest rate and foreign currency swaps and borrowings and financing are classified as level 2 since the readily observable inputs are used, such as expected interest rate and current and future foreign exchange rate.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.5	Transactions with derivative financial instruments

The Company has derivative contracts with the financial institutions: Itaú BBA, Scotiabank and BR Partners.

The outstanding derivative financial instruments are presented in the table below:

				As of
	Notional			September 30,	December 31,
Description Risk	(millions)		Due date	2022	2021
Debt
USD – BRL	US$	50	2023	(17)	(11)

Debt
IPCA – BRL	R$	1,972	2028, 2029 and 2031	120	3

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$	54	2027	1	2
Fixed rate x CDI	R$	52	2027	1	2
Derivatives - Fair value hedge				105	(4)

14.6	Borrowings and financing

14.6.1	Debt breakdown

		As of
	Weighted average rate	September 30, 2022	December 31, 2021
Current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.55% per year	532	194
Borrowing costs		(22)	(14)
Total debentures and promissory notes		510	180

Borrowings and financing in domestic currency
Working capital	TR + 9.80%	12	14
Working capital	CDI + 1.83% per year	26	419
Borrowing costs		(4)	(4)
Total domestic currency		34	429

In foreign currency
Working capital	USD + 1.06% per year	272	1
Total foreign currency		272	1
Total of borrowings and financing		306	430

Derivative financial instruments
Swap contracts	CDI + 0.86% per year	(17)	(4)
Swap contracts	CDI + 1.35% per year	17	3
Total derivative financial instruments		-	(1)
Total current		816	609

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

		As of
	Weighted average rate	September 30, 2022	December 31, 2021
Non-current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.46% per year	10,144	6,329
Borrowing costs		(80)	(63)
Total debentures and promissory notes		10,064	6,266

Borrowings and financing in domestic currency
Working capital	TR + 9.80%	41	47
Working capital	CDI + 1.47% per year	1,200	800
Borrowing costs		(3)	(5)
Total domestic currency		1,238	842

In foreign currency
Working capital	USD + 1.06% per year	-	279
Total foreign currency		-	279
Total of borrowings and financing		1,238	1,121

Derivative financial instruments
Swap contracts	CDI + 0.85% per year	(105)	(28)
Swap contracts	CDI + 1.35% per year	-	33
Total derivative financial instruments		(105)	5
Total non-current		11,197	7,392

Total		12,013	8,001

Current assets		17	4
Non-current assets		105	28
Current liabilities		833	613
Non-current liabilities		11,302	7,420

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.6.2	Rollforward

Amounts
Balance as of December 31, 2020	7,763
Funding	4,353
Interest provision	356
Swap contracts	70
Mark-to-market	(2)
Exchange rate and monetary variation	(2)
Debt modification impact	(63)
Borrowing costs	45
Interest amortization	(297)
Principal amortization	(4,072)
Swap amortization	1
Balance as of September 30, 2021	8,152

Balance as of December 31, 2021	8,001
Funding	3,560
Interest provision	1,034
Swap contracts	45
Mark-to-market	(92)
Exchange rate and monetary variation	(9)
Borrowing costs	19
Interest amortization	(426)
Principal amortization	(58)
Swap amortization	(61)
Balance as of September 30, 2022	12,013

14.6.3	Schedule of non-current maturities

Maturity	Amounts
From 1 to 2 years	2,298
From 2 to 3 years	3,719
From 3 to 4 years	556
From 4 to 5 years	398
More than 5 years	4,309
Total	11,280

Borrowing Cost	(83)
Total	11,197

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.7	Debentures and promissory notes

				Date				As of
	Type	Issue amount (in thousands)	Outstanding Debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in Reais)	September 30, 2022	December 31, 2021
First Issue of Promissory Notes – 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	-	-	57
First Issue of Promissory Notes – 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	61,403,751	307	281
First Issue of Promissory Notes – 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	61,403,751	246	225
First Issue of Promissory Notes – 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	61,403,751	246	225
Second Issue of Debentures – 1st series	non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,054	990	951
Second Issue of Debentures – 2nd series	non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,055	697	668
Second Issue of Promissory Notes – 1st series	non-preemptive right	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,506	1,415	1,285
Second Issue of Promissory Notes – 2nd series	non-preemptive right	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,506	1,416	1,286
Third Issue of Debentures – 1st series – CRI	non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,093	1,074	1,012
Third Issue of Debentures – 2nd series – CRI	non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,094	566	533
Fourth Issue of Debentures – single series	non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,051	2,103	-
First Issue of Commercial Paper Notes – single series	non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,021	766	-
Fifth Issue of Debentures – single series - CRI	non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,000	250	-
Sixth Issue of Debentures – 1st series - CRI	non-preemptive right	72,962	72,962	9/28/2022	9/13/2029	CDI + 0.60% per year	1,001	73	-
Sixth Issue of Debentures – 2nd series - CRI	non-preemptive right	55,245	55,245	9/28/2022	9/11/2026	CDI + 0.70% per year	1,001	55	-
Sixth Issue of Debentures – 3rd series - CRI	non-preemptive right	471,793	471,793	9/28/2022	9/13/2027	IPCA + 6x’.70% per year	1,000	472	-
Borrowing Cost								(102)	(77)
								10,574	6,446
Current liabilities								510	180
Non-current liabilities								10.064	6,266

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile. The debentures issued are non-convertible into shares, do not have renegotiation clauses and do not have guarantee.

14.8	Borrowings in foreign currencies

As of September 30, 2022, the Company has borrowings in foreign currency (US dollar) to strengthen its working capital, maintain its cash strategy and lengthen its debt and investment profile.

14.9	Guarantees

The Company has signed a promissory note for a borrowing agreement with Scotiabank in the amount of USD50 million, which can be executed after maturity and non-payment of the borrowing.

14.10	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars, fixed interest rates and IPCA, exchanging these liabilities for Real pegged to the CDI (floating) interest rates. The annual average rate of the CDI on September 30, 2022 was 10.90% (4.40% at December 31, 2021).

14.11	Financial covenants

In connection with the debentures and promissory notes issued and part of borrowing operations in foreign currency, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s condensed interim financial statements prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt/equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.0.

As of September 30, 2022, the Company was compliant with these ratios.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

15	Provision for legal proceedings

The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2020	169	64	49	282
Additions	38	36	7	81
Reversals	(74)	(18)	(7)	(99)
Payments	-	(14)	(25)	(40)
Monetary correction	5	4	5	14
Balance as of September 30, 2021	138	72	28	238
Restricted deposits for legal proceedings	(64)	(35)	(2)	(101)
Net provision of judicial deposits	74	37	26	137

(	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2021	109	69	27	205
Additions	5	54	10	69
Reversals	(69)	(20)	(3)	(92)
Payments	-	(23)	(13)	(36)
Monetary correction	5	5	3	13
Balance as of September 30, 2022	50	85	24	159
Restricted deposits for legal proceedings	(10)	(40)	(3)	(53)
Net provision of judicial deposits	40	45	21	106

15.1	Tax claims

Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The Company has other tax claims, according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI in the resale of imported products; and (iv) other matters.

The amount provisioned for these matters on September 30, 2022 is R$50 (R$109 at December 31, 2021).

15.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On September 30, 2022, the Company recorded a provision of R$85 (R$69 on December 31, 2021), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

15.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On September 30, 2022, the amount of the provision for these lawsuits is R$19 (R$21 on December 31, 2021), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. On September 30, 2022, the amount of provision for these lawsuits is R$5 (R$6 on December 31, 2021).

The Company’s total civil, regulatory and property claims on September 30, 2022, is R$24 (R$27 on December 31, 2021).

15.4	Possible contingent liabilities

The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, totaling an updated amount of R$2,437 as of September 30, 2022 (R$2,346 as of December 31, 2021), which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill tax amortization disallowance, disagreements regarding payments and overpayments, fines for non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$600 on September 30, 2022 (R$478 on December 31, 2021).

COFINS and PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine for non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$637 as of September 30, 2022 (R$609 on December 31, 2021).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers considered unqualified by the registry of the State Revenue Service, and (ii) among others matters. These tax assessments amount to R$1,099 on September 30, 2022 (R$1,128 on December 31, 2021). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$15 on September 30, 2022 (R$13 on December 31, 2021). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed for divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, with possible losses of R$22 as of September 30, 2022 (R$56 as of December 31, 2021). Proceedings have been discussed in the administrative and judicial level.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$50 on September 30, 2022 (R$47 on December 31, 2021).

Three collective proceedings were filed due to an approach to a customer, in August 2021 at the store in Limeira - SP, which allege racial issues. All cases were satisfactorily answered and are under analysis by the court and, therefore, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter. No significant impact on the condensed interim financial statements is expected.

The Company engages external legal counsel to represent it in tax matters, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on September 30, 2022, the estimated amount, in case of success of all lawsuits, was approximately R$14 (R$15 on December 31, 2021).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

15.5	Guarantees

The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

Lawsuits	Letter of guarantees

Tax	666
Labor	90
Civil and others	412
Total	1,168

The cost of guarantees is approximately 0.31% per year of the amount of the lawsuits and is recorded as a financial expense.

15.6	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

The Company recorded amounts referring to judicial deposits in its assets as follows:

	As of
Lawsuits	September 30, 2022	December 31, 2021
Tax	11	65
Labor	50	50
Civil and others	10	4
Total	71	119

16	Leases

16.1	Minimum future payments

Lease contracts totaled R$7,416 as of September 30, 2022 (R$4,051 as of December 31, 2021). The minimum future payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

	As of
	September 30, 2022	December 31, 2021
Lease liabilities - minimum payments
Less than 1 year	375	244
1 to 5 years	1,549	1,231
More than 5 years	5,492	2,576
Present value of lease liabilities	7,416	4,051

Current	375	244
Non-current	7,041	3,807

Lease liabilities interest expense is stated in note 23. The Company’s incremental interest rate at the agreement signing date was 12.01% per year in the nine-month period ended September 30, 2022 (10.53% as of December 31, 2021).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

16.2	Lease liability rollforward

Amounts
As of December 31, 2020	2,776
Addition – Lease	380
Lease modification	359
Interest provision	216
Principal amortizations	(311)
Interest amortization	(4)
Write-off due to early termination of agreement	(102)
As of September 30, 2021	3,314

As of December 31, 2021	4,051
Addition – Lease	3,005
Lease modification	479
Interest provision	547
Principal amortizations	(625)
Interest amortization	(32)
Write-off due to early termination of agreement	(9)
As of September 30, 2022	7,416

16.3	Lease expense on variable rents, low-value, and short-term assets

	As of September 30,
	2022	2021
(Expenses) revenues for the period:
Variables (1% of sales)	(25)	(5)
Subleases (*)	36	21

(*) Refers mainly to revenue from lease agreements receivable from commercial galleries.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

17	Deferred revenues

	As of
	September 30, 2022	December 31, 2021
Sale and Leaseback	145	68
Rental of spaces in stores (i)	57	233
Checkstand (ii)	22	41
Commercial agreement – payroll (iii)	40	-
Gift card and others	1	2
Marketing	13	12
Total	278	356
Current	245	356
Non-current	33	-

(i)	Rental of backlight panels.

(ii)	Supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

(iii)	Commercial agreement with a financial institution for exclusivity in payroll processing.

18	Income tax and social contribution

18.1	Reconciliation of income tax and social contribution expense

	For the nine-month period ended September 30,
	2022	2021
Earnings before income tax and social contribution	912	1,436
Expense of income tax and social contribution	(310)	(488)
Adjustments to reflect the effective rate
Tax fines	(1)	(1)
Share of profits	12	14
Interest on equity	-	22
ICMS subsidy - tax incentives (i)	176	-
Interest selic credits	-	81
Current period credit	25	-
Tax benefits	-	19
Effective income tax	(98)	(353)
Income tax and social contribution for the period
Current	(74)	(385)
Deferred	(24)	32
Income tax and social contribution expenses	(98)	(353)
Effective rate	10.7%	24.6%

(i)	The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. In the nine-month period ended September 30, 2022, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve (see note19.4).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

18.2	Breakdown of deferred income tax and social contribution

The main components of deferred income tax and social contribution in the balance sheets are the following:

	As of
	As of September 30, 2022			December 31, 2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	155	-	155	167	-	167
Provision for legal proceedings	42	-	42	59	-	59
Exchange rate variation	-	(16)	(16)	-	(7)	(7)
Goodwill tax amortization	-	(317)	(317)	-	(317)	(317)
Fair value adjustment	-	(23)	(23)	1	-	1
Property, plant and equipment, intangible and investment properties	33	-	33	33	-	33
Unrealized gains with tax credits	4	-	4	-	(28)	(28)
Cash flow hedge	-	(39)	(39)	-	(26)	(26)
Lease net of right of use	120	-	120	150	-	150
Provision for restructuring	12	-	12	-	-	-
Provision of inventory	12	-	12	15	-	15
Others	40	-	40	-	(2)	(2)
Gross deferred income tax and social contribution assets (liabilities)	418	(395)	23	425	(380)	45
Compensation	(395)	395	-	(380)	380	-

Net deferred income tax and social contribution assets (liabilities), net	23	-	23	45	-	45

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report approved by the Company’s Board of Directors.

The Company estimates the recovery of the deferred tax assets as of September 30, 2022 as follows:

Years	Amounts
Up to 1 year	74
From 1 year to 2 years	202
From 4 years to 5 years	5
More than 5 years	137
418

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

18.3	Rollforward

	As of
	September 30, 2022	December 31, 2021
At the beginning of the period	45	(82)
Benefits (expenses) in the period	(24)	127
Tax over other comprehensive income	1	-
Others	1	-
At the end of the period	23	45

19	Shareholders’ equity

19.1	Capital stock and stock rights

The capital stock, fully subscribed and paid-up on September 30, 2022, is R$1,258 (R$788 as of December 31, 2021), represented by 1,348,332,666 common shares (1,346,674,477 as of December 31, 2021), all registered and without par value. According to the Company’s bylaws, the Company’s authorized capital may be increased up to 2 billion common shares.

On February 21, 2022, the Board of Directors approved a capital increase in the amount of R$1, through the issuance of 239,755 common shares.

At the Extraordinary General Meeting held on April 28, 2022, the Company approved, observing the authorized capital limit, a capital increase in the amount R$464 through the capitalization of profit reserves without issuance new shares.

On May 9, 2022, the Board of Directors approved a capital increase in the amount of R$2, through the issuance of 298,919 common shares.

On July 27, 2022, the Board of Directors approved a capital increase in the amount of R$3, through the issuance of 1,119,515 common shares.

The Company’s shareholding structure is as follows:

	As of
	September 30, 2022		December 31, 2021
	Number of shares	Participation	Number of shares with split effect	Participation
Controlling shareholders	558,665,102	41.43%	557,857,105	41.42%
Outstanding shares	789,667,564	58.57%	788,817,372	58.58%
Total	1,348,332,666	100.00%	1,346,674,477	100.00%

19.2	Distribution of dividends and interest on own equity

At the Annual General Meeting (“AGM”) held on April 28, 2022, the shareholders voted to approve the minimum mandatory dividend in the amount of R$224, calculated in accordance with Brazilian Corporate Law and the Company’s bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709. Of the total dividend amount, R$56 was paid on October 14, 2021 as interest on capital, and the amount of R$168 corresponding to R$0.125038407679398 per common share, was paid on June 27, 2022, the holders of ADSs received the dividend distribution to which they were entitled through the Sendas Depositary.

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

19.3	Expansion Reserve

At the AGM held on April 28, 2022, the constitution of the expansion reserve in the amount of R$631 was approved, against the profit reserve of the year 2021.

19.4	Tax incentive granted

Tax incentives granted by the States are considered investment subsidies, which are deductible for the calculation of income tax and social contributions. Therefore, for the nine-month period ended of September 30, 2022, the Company allocated the amount of R$540 (R$709 on December 31, 2022) to the tax incentive reserve.

As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, except for the legal reserve, or for capital increase. Within the same legal provision, the tax incentive reserve and the legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation in case of distribution.

19.5	Share-based payment

19.5.1	Recognized Options Granted

Information relating to the Company’s option plan and compensation plan is summarized below:

		1st	Strike price on the grant	As of September 30, 2022
		exercise	date	Number of shares (in thousands)
Granted series	Grant date	date	(in reais)	Grantees	Exercised	Cancelled	Current
B8	5/31/2021	6/1/2024	0.01	363	(10)	(29)	324
C8	5/31/2021	6/1/2024	13.39	363	(10)	(29)	324
B9	5/31/2022	6/1/2025	0.01	2,163	-	-	2,163
C9	5/31/2022	6/1/2025	12.53	1,924	-	-	1,924
				4,813	(20)	(58)	4,735

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

19.5.2	Consolidated information of Company’s share-based payment plans

According to the plans, the options granted in each of the series may represent a maximum of 2% of the total shares issued by the Company.

The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until September 30, 2022:

For the nine-month period ended September 30, 2022
(in thousands)

Number of shares	1,348,332
Balance of effective stock options granted	4,735
Maximum percentage of dilution	0,35%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for B8, C8, B9 and C9 series: (a) expectation of dividends of 1.28% (series 8) and 1.20% (series 9); (b) expectation of volatility nearly 37.06% (series 8) and 37.29% (series 9); (c) the weighted average interest rate without risk of 7.66% (series 8) and 12.18% (series 9), and (d) exit rate of approximately 8.00% in both series.

The expectation of remaining average life of the series outstanding on September 30, 2022, is 20 months (series 8) and 32 months (series 9). The weighted average fair value of options granted on September 30, 2022, was R$17.21 and R$7.69 (B8 and C8 respectively), and R$15.27 and R$7.35 (B9 and C9 respectively).

	Shares (in thousands)	Weighted average of exercise price (R$)	Weighted average of remaining contractual term
On December 31, 2021	668	6.70	2.42

On September 30, 2022
Granted in the period	4,087	5.90
Exercised during the period	(20)	6.01
Outstanding at period end	4,735	6.01	2.78
Total to be exercised on September 30, 2022	4,735	6.01	2.78

The amount recorded for the nine-month period ended September 30, 2022 was R$9 (R$1 on September 30, 2021).

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

20	Net operating revenue

	For the nine-month period ended September 30,
	2022	2021

Gross operating revenue
Goods	42,113	32,912
Services rendered and others	123	80
	42,236	32,992
(-) Revenue deductions
Returns and sales cancellation	(76)	(56)
Taxes	(3,594)	(2,594)
	(3,670)	2,650

Net operating revenue	38,566	30,342

21	Expenses by nature

	For the nine-month period ended September 30,
	2022	2021

Inventory cost	(31,817)	(24,767)
Personnel expenses	(2,313)	(1,817)
Outsourced services	(167)	(184)
Selling expenses	(597)	(452)
Functional expenses	(649)	(474)
Other expenses	(367)	(319)
	(35,910)	(28,013)

Cost of sales	(32,341)	(25,186)
Selling expenses	(2,997)	(2,371)
General and administrative expenses	(572)	(456)
	(35,910)	(28,013)

22	Other operating expenses, net

	For the nine-month period ended September 30,
	2022	2021

Result with property, plant and equipment	(32)	14
Reversal (provision) for legal proceedings	(2)	3
Restructuring expenses and others	(25)	(46)
Others	-	(1)
Total	(59)	(30)

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

23	Net financial result

	For the nine-month period ended September 30,
	2022	2021

Financial revenues
Cash and cash equivalents interest	108	57
Monetary correction (assets)	100	77
Other financial revenues	9	6
Total financial revenues	217	140
Financial expenses
Cost of debt	(583)	(319)
Cost and discount of receivables	(70)	(30)
Monetary correction (liabilities)	(274)	(11)
Interest on leasing liabilities	(333)	(210)
Other financial expenses	(27)	(13)
Total financial expenses	(1,287)	(583)
Total	(1,070)	(443)

24	Earnings per share

The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

The table below presents the determination of the net income for the period available to holders of common shares outstanding to calculate the basic earnings and diluted earnings per share in each period presented:

	As of September 30,
	2022	2021
Basic number:
Allocated basic earnings and not distributed	814	1,083
Net income allocated available to common shareholders	814	1,083
Basic denominator (millions of shares)
Weighted average of the number of shares	1,347	466
Basic earnings per million shares (R$)	0.604492	2.32456
Diluted number:
Allocated diluted earnings and not distributed	814	1,083
Net income allocated available to common shareholders	814	1,083
Dilute denominator (millions of shares)
Weighted average of the number of shares	1,347	466
Weighted average of stock options plan	7	1
Diluted weighted average of shares	1,354	467
Diluted earnings per million shares (R$)	0.601392	2.32120

Sendas Distribuidora S.A.

Notes to the condensed interim financial statements

September 30, 2022

(In millions of Brazilian Reais, unless otherwise stated)

25	Non-cash transactions

The Company had transactions that did not represent cash disbursements and, therefore, these were not presented in the Statement of Cash Flows, as follows:

●	Acquisition of intangibles with related parties and suppliers, in notes 9.1, 12.2 and 13.3;

●	Acquisition of property, plant and equipment not yet paid, in note 11.4.; and

●	Acquisition of assets held for sale with related parties, in note 26.1.

26	Assets held for sale

	As of
	September 30, 2022	December 31, 2021
Sale and leaseback	147	147
Extra Hiper stores (i)	95	403
	242	550

(i)	As of September 30, 2022, corresponds to 1 property owned by GPA, which is sold to the real estate investment fund Barzel Properties, see note 1.1.

26.1	Additions to assets held for sale for cash flow presentation purpose

As of September 30, 2022
Additions	797
Acquisition of assets - Additions	(797)
Acquisition of assets - Payments	250
Total	250

27	Subsequent events

27.1	Capital contribution

At the meeting of the Board of Directors held on October 20, 2022, the Company approved, observing the authorized capital limit, a capital increase in the amount of R$3 through the issuance of 650,808 common shares.

27.2	Casino’s potential sale of part its stake

On October 26, 2022, Casino Guichard Perrachon informed the Company’s Board of Directors that it has initiated the study of a potential sale of part of its stake in the Company for an amount of approximately US$500 million, which could be increased subject to market conditions. There is no final decision on the potential transaction, which would take the form of a secondary public offering and could be completed by the end of November 2022, subject to market conditions.